UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Consolidated Earnings Release
Third Quarter 2008
Rio de Janeiro, October 28, 2008

Third Quarter 2008

The following financial and operating information is presented pursuant to Brazilian Corporate Law except where otherwise stated.

Contents

Highlights	3
Main Indicators	4
Operating Performance	4
Workstations	4
Employees	5
Financial Performance	5
Net Revenue from Services Rendered	6
Cost of Services Rendered and Operating Expenses	7
Selling, General and Administrative Expenses	8
EBITDA	9
Depreciation	11
Net Financial Result	11
Net Income	12
Net Cash (Cash – Debt)	12
Investments (CAPEX)	13
Share Performance	13
Financial Statements	16
Balance Sheet	17

About Contax

Contax Participações S.A. (Bovespa: CTAX3 and CTAX4; OTC: CTXNY) is the largest outsourced contact center company in Brazil, specialized in the development, implementation and operation of complex contact centers for the purpose of assisting clients to improve their relations with their consumers and maximize the value of the services rendered. Contax currently has a portfolio of around 59 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors including telecommunications, finance, utilities, retail, among other. Contax offers a variety of communication channels to interact with clients. In September, 2008, the Company had 69,000 employees and over 30,000 workstations in 24 contact centers in Brazil.

IR Contacts

Bruno Priuli
+55 (21) 3131-0486

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br
www.contax.com.br

Highlights

• In September, 2008, Contax celebrated eight years of existence, during which time it has never ceased to innovate, always providing exemplary service and building solid relationships with clients, based on continuous contributions to the improvement of their business. The success can be gauged by several important numbers: Contax began operations in 2000 with just over 1,000 employees and 415 workstations. Today, it serves 59 corporate clients through 24 contact centers in seven Brazilian states and has a specialized team of more than 69,000 employees.

• Contax ended the third quarter with 30,386 workstations, 22.3% up on September/07 and a 5.7% increase over June/08. The workforce totaled 69,253 at the close of September, growth of 21.2% over September/07 and 6.7% over June/08.

• Net Revenue in the quarter came to R$ 464.8 million, 32.5% up year-on-year and 12.2% higher than in the 2Q08. In the first nine months, revenue amounted to R$ 1,270.5 million, a 30.1% improvement over the same period last year.

• EBITDA amounted to R$ 62.7 million in the 3Q08, respective increases of 60.8% and 22.0% over the 3Q07 and 2Q08. The EBITDA margin stood at 13.5% , 2.4 p.p. up year-on-year and 1.1 p.p. up on the previous quarter.

• In the 3Q08, Contax received three acknowledgements for the excellence of its services: the Computer World Award for being the year’s largest company in the outsourcing segment of the Call Center category; the Contact Center Quality Standard Award: Grand Prix Call Center of the Year; and the Best Management in Technology and Telecommunication Operations Award, both granted by Grupo Padrão.

• On July 31, Decree 6523/08, dealing with consumer service regulations, was published. The new decree regulates such procedures as maximum waiting time and limits the transfer of calls between operators. The decree will become effective as of December 1 and will directly affect companies using Contax’s services. Together with our clients, we are currently analyzing the impacts and proposing the necessary changes.

• The Board of Directors Meeting held in the 5th of September, approved the Share Buy-back Program. The maximum number of shares to be purchased, limited to 10% of the free float, was 52,337 common shares and 978,452 preferred shares, to be held in treasury or subsequently cancelled. The Program was concluded on September 18, by which time the Company had acquired 52,337 common shares and 861,664 preferred shares, totaling 5.8% of the Company’s capital stock, limited to the reserves booked under shareholders’ equity in the amount of R$ 39 million.

Main Indicators

				QUART.		ANNUAL

Key Indicators	3Q08	2Q08	3Q07	Δ	Δ %	Δ	Δ %

Workstations[1]	30,386	28,734	24,846	1,652	5.7%	5,540	22.3%
Employees[1]	69,253	64,933	57,155	4,320	6.7%	12,098	21.2%
Net Revenues[2]	464.8	414.3	350.9	50.5	12.2%	113.9	32.5%
EBITDA[2]	62.7	51.4	39.0	11.3	22.0%	23.7	60.8%
%EBITDA	13.5	12.4	11.1	1.1 p.p.	n.m.	2.4 p.p.	n.m.
Cash1/2	352.7	341.4	139.3	11.3	3.3%	213.4	153.2%
Debt1/2	212.9	212.8	-	0.1	0.1%	212.9	n.m.
Net Cash1/2	139.9	128.7	139.3	11.2	8.7%	0.6	0.4%
Capex[2]	36.8	35.4	38.7	1.4	4.0%	(1.9)	-4.9%

Key Indicators	9M08	9M07	Chg.	Chg. %

Workstations[1]	30,386	24,846	5,540	22.3%
Employees[1]	69,253	57,155	12,098	21.2%
Net Revenues[2]	1,270.5	976.3	294.2	30.1%
EBITDA[2]	162.0	117.8	44.2	37.5%
%EBITDA	12.8	12.1	0.7 p.p.	n.m.
Cash1/2	352.7	139.3	213.4	153.2%
Debt1/2	212.9	212.8	0.1	0.1%
Net Cash1/2	139.9	128.7	11.2	8.7%
Capex[2]	98.1	69.7	28.4	40.7%

1- Final position in each period

2- R$ Million

n.m. not measured

Operating Performance

Workstations

The Company has been recording a continuous increase in the number of workstations. In the 3Q08, they moved up by 22.3% over September/07, and 5.7% over June/08, closing the period at 30,386. This growth was mainly due to the expansion in supplementary services offered to existing clients,  who are increasingly demanding a higher number of services thanks to the high quality of the solutions they are being offered.

Employees

The workforce totaled 69,253 at the end of September/08, growth of 21.2% over September/07 and 6.7% over June/08, fueled by a higher business volume and the occupation of the sites inaugurated between August/07 and March/08. The sites in São Paulo, Belo Horizonte, Recife and Rio de Janeiro did exceptionally well, generating around 5,200 new workstations, maintaining the Company’s position as one of Brazil’s largest employers and underlining its important social role in the country’s development.

Financial Performance

				QUART.		ANNUAL

R$ Thousand	3Q08	2Q08	3Q07	Δ R$	Δ %	Δ R$	Δ %

Net Revenues	464,810	414,268	350,889	50,542	12.2%	113,921	32.5%
Cost of services	(363,421)	(337,031)	(284,682)	(26,390)	-7.8%	(78,739)	-27.7%
Personnel	(282,739)	(263,332)	(222,630)	(19,407)	-7.4%	(60,109)	-27.0%
Third-party	(54,003)	(48,084)	(39,462)	(5,919)	-12.3%	(14,541)	-36.8%
Rent and Insurance	(23,891)	(22,963)	(20,171)	(928)	-4.0%	(3,720)	-18.4%
Other	(2,788)	(2,652)	(2,419)	(136)	-5.1%	(369)	-15.3%
SG&A	(32,607)	(21,646)	(20,829)	(10,961)	-50.6%	(11,778)	-56.5%
Other Oper.Inc.&Exp., net	(6,053)	(4,161)	(6,373)	(1,892)	-45.5%	320	5.0%
EBITDA	62,729	51,430	39,005	11,299	22.0%	23,724	60.8%
Deprec. & Amort.	(22,147)	(17,284)	(18,060)	(4,863)	-28.1%	(4,087)	-22.6%
EBIT	40,582	34,146	20,945	6,436	18.8%	19,637	93.8%
Financ. Res., net	3,193	430	(191)	2,763	642.6%	3,384	1771.7%
Non-Operating Result	(2)	(126)	(31)	124	98.4%	29	93.5%
Income before inc.tax	43,773	34,450	20,723	9,323	27.1%	23,050	111.2%
Inc. Tax & Social Contr.	(17,145)	(11,987)	(7,474)	(5,158)	-43.0%	(9,671)	-129.4%
Net Income	26,628	22,463	13,249	4,165	18.5%	13,379	101.0%

Year to Date Comparison

R$ Thousand	9M08	9M07	Δ R$	Δ %

Net Revenues	1,270,477	976,256	294,221	30.1%
Cost of Services	(1,021,174)	(787,780)	(233,394)	-29.6%
Personnel	(796,101)	(619,271)	(176,830)	-28.6%
Third-party	(147,403)	(180,499)	33,096	18.3%
Rent and Insurance	(69,126)	(54,292)	(14,834)	-27.3%
Other	(8,544)	(5,718)	(2,826)	-49.4%
SG&A	(73,899)	(54,594)	(19,305)	-35.4%
Other Oper.Inc.&Exp., net	(13,373)	(16,117)	2,744	17.0%
EBITDA	162,031	117,765	44,266	37.6%
Deprec. &Amort.	(55,567)	(65,937)	10,370	15.7%
EBIT	106,464	51,828	54,636	105.4%
Financ. Res., net	3,729	2,824	905	32.0%
Non-Operating Result	(114)	64	(178)	-278.1%
Income before inc.tax	110,079	54,716	55,363	101.2%
Inc.tax & Social Contr.	(39,891)	(19,317)	(20,574)	-106.5%
Net Income	70,188	35,399	34,789	98.3%

Net Revenue from Services Rendered

Net Revenue totaled R$ 464.8 million in the 3Q08, growth of 32.5% or R$ 113.9 million year-on-year, mainly fueled by the expansion in services offered to existing clients in the telecom (R$ 48 million) and financial (R$ 47 million) segments, as well as annual contractual adjustments in the amount of R$ 19 million to reflect cost hikes.

In relation to the previous quarter, net revenue moved up 12.2% or R$ 50.5 million, also primarily due to the expansion in services offered to existing clients.

Cost of Services Rendered and Operating Expenses

In the 3Q08, the Cost of Services Rendered totaled R$ 363.4 million, growth of 27.7%, or R$ 78.7 million, over the 3Q07. Personnel expenses, which accounted for 77.8% of the total (versus 78.1% in the 2Q08), increased by 27.0% year-on-year or R$ 60.1 million, basically due to the expansion of operations, with R$ 54.3 million related to volume, R$ 3.2 million to adjustments in benefits and R$ 2.6 million to expenses from the recruitment and training of new employees.

Expenses related to third-party services also recorded an upturn, climbing by R$ 14.5 million, or 36.8% year-on-year. Of this increase, R$ 7.1 million came from equipment maintenance, due to the increased sophistication of our technological installations demanded by financial segment clients (also reflected in higher revenue), and R$ 4.8 million from facilities-related costs (electricity, water, security and cleaning), related to operational expansion with the addition of more than 5,000 workstations in the new sites in São Paulo, Belo Horizonte, Recife and Rio de Janeiro. The remaining R$ 2.6 million came from higher expenses from bill issuing and postage, promotions, events and other operating expenses.

Rent and insurance expenses increased by R$ 3.7 million, or 18.4% , over the 3Q07, reflecting the leasing of the new sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while new sites are being built.

In relation to the previous quarter, the Cost of Services Rendered rose by R$ 26.4 million, or 7.8% , with a R$ 19.4 million (or 7.4%) increase in personnel expenses, due to operational growth, reflected in more personnel (R$ 14.0 million), investments in the recruitment and training of new employees (R$ 1.1 million) and the 2008-09 collective wage agreement (R$ 4.3 million). In addition, expenses related to third-party services moved up by R$ 5.9 million mainly due to R$ 3.6 million in maintenance and facilities-related costs and R$ 1.6 million in postage related to the Father’s Day collection campaign.

Selling, General and Administrative Expenses

SG&A expenses totaled R$ 32.6 million in the 3Q08, 56.5% or R$ 11.8 million up on the 3Q07, primarily due to the R$ 4.5 million upturn in personnel expenses, accompanying business growth, and the R$ 6.6 million increase in expenses from third-party services, due to marketing and consulting services, the latter related to operational support and the analysis of new businesses.

In quarter-over-quarter terms, SG&A expenses climbed by R$ 11.0 million, or 50.6%, due to the R$ 2.5 million increase in personnel expenses, accompanying the expansion of the business, R$ 6.1 million in expenses from third-party services, essentially marketing and consulting-related, and R$ 2.4 million in contingency expenses due to new labor related lawsuits.

EBITDA

Third-quarter EBITDA totaled R$ 62.7 million, 60.8% and 22.0% up on the 3Q07 and 2Q08, respectively. The EBITDA margin stood at 13.5% , 2.4 p.p. up year-on-year and 1.1 p.p. up on the previous quarter. The year-to-date EBITDA margin came to 12.8%, versus 12.1% in the 9M07.

				QUART.	ANNUAL
EBITDA Reconciliation	3Q08	2Q07	3Q07	Δ %	Δ %

Net Income (Loss)	26,628	22,463	13,249	19%	101%
(+) Deferred Income taxes	17,145	11,987	7,474	-43%	-129%
(+) Financial Expenses (Revenues)	(3,193)	(430)	191	643%	1772%
(+) Depreciation	22,147	17,284	18,060	-28%	-23%
(-) Non-operating Results / Extraordinary Itens	2	126	31	98%	94%
EBITDA	62,729	51,430	39,005	22%	61%
EBITDA Margin	13.5%	12.4%	11.1%	0.9 p.p.	2.4 p.p.

The main factors impacting the year-on-year EBITDA margin variation were:

i. Gain of 2.0 p.p. from price adjustments;

ii. Gain of 1.0 p.p. related to productivity;

iii. Loss of 0.2 p.p. from consulting-related expenses and third-party services;

iv. Gain of 0.2 p.p. from lower contingency provisions.

The main factors influencing the 1.1 p.p. improvement in the quarter-over-quarter EBITDA margin were:

i. Gain of 2.1 p.p. from price adjustments;

ii. Gain of 1.0 p.p. related to productivity;

iii. Loss of 0.5 p.p. from consulting-related expenses and third-party services;

iv. Loss of 0.5 p.p. from higher contingency provisions;

v. Loss of 0.2 p.p. from higher IT expenses.

Depreciation

Depreciation totaled R$ 22.1 million in the 3Q08, R$ 4.1 million or 22.6% up year-on-year, due to the greater volume of investments in 2008 to support growth (R$ 98 million through September) and the annualized effect of the 2007 investments, especially those in the 4Q07, totaling R$ 63.9 million.

In relation to the previous quarter, depreciation moved up by R$ 4.9 million, due to the new investments in the 3Q08 and also by the concentration of 2Q08 investments in June, whose depreciation began in the subsequent month.

Net Financial Result

The 3Q08 Net Financial Result was R$ 3.2 million positive versus a negative R$ 0.2 million in the 3Q07. The R$ 3.4 million increase was mainly due to returns on financial investments as a result of the upturn in the average amount of available cash. With the availability of the R$ 211.8 million loan from the BNDES (Brazilian Development Bank), returns on financial investments totaled R$ 6.3 million, although this was partially offset by debt-related interest payments of R$ 4.2 million. This, coupled with higher period yields, contributed to the positive financial result. Another beneficial factor was the elimination of the CPMF financial transaction tax, which contributed around R$ 1.5 million.

In comparison with the previous quarter, the Net Financial Result climbed by R$ 2.7 million. This increase was also mainly due to the increase in the average amount of cash available and higher investment yields, partially offset by interest payments on the BNDES loan.

Net Income

Net income totaled R$ 26.6 million, 101.1% or R$ 13.4 million up year-on-year, chiefly due to the increased volume of operations, which pushed up EBITDA by R$ 23.7 million, and the R$ 3.4 million improvement in the financial result, offset by the R$ 4.1 million upturn in depreciation and R$ 9.6 million increase in income and social contribution taxes.

In comparison with the 2Q08, net income moved up by 18.5% , or R$ 4.2 million, thanks to the R$ 11.3 million growth in EBITDA and the R$ 2.8 million rise in financial revenue, partially offset by the R$ 10.0 million increase in depreciation and income and social contribution taxes

Net Cash (Cash – Debt)

Cash and cash equivalents closed the 3Q08 at R$ 352.7 million, R$ 11.3 million up on the R$ 341.4 million recorded in June/08, due to higher operating cash flow minus investments and certain non-recurring events in the 3Q08, such as cash expenditure of R$ 39 million on the share buy-back program and inflow of R$ 17.7 million from the auction of share fractions arising from the reverse split whose owners were not identified. This amount will remain in the Company’s cash and booked under non-current liabilities at the disposal of the shareholders in question.

Net cash stood at R$ 139.9 million, R$ 11.2 million up on June/08, also chiefly due to the above factors.

Investments

Third-quarter investments totaled R$ 36.8 million, versus R$ 38.7 million in the 3Q07 and R$ 35.4 million in the 2Q08. Of this total, R$ 31.5 million went to activities related to the growth of the business. Year-to-date investments in Company operations totaled R$ 98.1 million, 41% more than the R$ 69.8 million recorded in the 9M07.

						QUART.	ANNUAL	9M.
(R$ Million)	3Q08	2Q08	3Q07	9M08	9M07	Δ %	Δ %	Δ %

Growth Revenue	31.5	25.4	34.4	77.2	61.4	24%	-8%	26%
Reinvestments	4.7	7.3	3.6	14.0	6.8	-36%	31%	107%
Others	0.6	2.7	0.7	6.9	1.6	-78%	-19%	320%
Total Investment	36.8	35.4	38.7	98.1	69.8	4%	-5%	41%

Share Performance

The third quarter was characterized by the movement known as Flight to Quality, whereby investors attempted to safeguard their money by rerouting most of their funds to low-risk securities. The capital flight from equities, triggered by a strong aversion to risk as a result of the U.S. financial crisis, spread throughout the world.

July saw continuing concern over a possible global slowdown and attempts to quantify the losses to the financial system. Bail-out plans for U.S. companies with serious liquidity problems created extreme turbulence. In August, worries over a coming recession intensified with a consequent impact on the price of the leading commodities. In September, the crisis, hitherto restricted to the financial sector, contaminated the real side of the economy, intensifying the global flight from equities in an extremely volatile environment.

The world’s main stock markets recorded downturns between -4.4% and -23.8% . In relative terms, the Dow Jones did best, with a 4.4% decline, and the worst performers were Hong Kong’s Hang Seng Index, which dropped by 18.5%, and the Ibovespa, which plunged by 23.8% to 49,541 points, thanks to the collapse of commodity prices.

Accompanying the unfolding of a systemic crisis whose proportions are comparable only to the 1929 Wall Street Crash, CTAX3 and CTAX4 fell by 17.0% and 12.6%, respectively, in the third quarter, while the Company’s ADRs dropped by 33%.

Nevertheless, despite the profound and severe adjustment to a strong decline in the economic growth cycle, the Company believes that its sound fundamentals and positioning within the sector constitute an excellent short, medium and long-term investment opportunity.

	3Q08	2Q08	3Q07	Δ. % QUART.	Δ. % ANNUAL

Number of Shares ('000)	15,857	15,857	15,857	-	-
Market Cap (R$ Million)	657.6	768.0	952.8	-14.4%	-31.0%
Price*
CTAX3 (R$)	43.99	53.01	71.44	-17.0%	-38.4%
CTAX4 (R$)	40.01	45.78	53.49	-12.6%	-25.2%
CTXNY (US$)	0.90	1.35	1.39	-33.3%	-35.3%
Bovespa	49,541	65,018	60,465	-23.8%	-18.1%
Dow Jones	10,851	11,350	13,896	-4.4%	-21.9%
Avg. Daily Vol. of Shares
CTAX3	11,933	4,271	5,072	179.4%	135.3%
CTAX4	44,243	44,773	43,394	-1.2%	2.0%
CTXNY	17,612	58,675	30,588	-70.0%	-42.4%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	625.0	215.8	361.0	189.5%	73.1%
CTAX4 (R$)	1,832.1	1,907.9	2,225.9	-4.0%	-17.7%
CTXNY (US$)	22.2	81.8	40.1	-72.9%	-44.6%
*Quarter ending
Source: Bloomberg

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

Financial Statements (R$ Thousand)

				Quarterly	Annual
	3Q08	2Q08	3Q07	Chg. %	Chg. %

Sales and Services Revenues	501,666	447,438	378,875	12.1%	32.4%
Deduction from Gross Revenues	(36,856)	(33,170)	(27,986)	-11.1%	-31.7%
Net Revenues	464,810	414,268	350,889	12.2%	32.5%
Cost of Goods Sold (COGS)	(382,092)	(351,422)	(301,239)	-8.7%	-26.8%
Gross Profit	82,718	62,846	49,650	31.6%	66.6%
Operating Revenue (Expenses)	(38,943)	(28,270)	(28,896)	-37.8%	-34.8%
Selling Expenses	(11,723)	(4,931)	(4,884)	-137.7%	-140.0%
G&A Expenses	(24,360)	(19,608)	(17,448)	-24.2%	-39.6%
Financial Results	3,193	430	(191)	642.6%	1771.7%
Financial Revenues	10,150	6,658	3,539	52.4%	186.8%
Financial Expenses	(6,957)	(6,228)	(3,730)	-11.7%	-86.5%
Other Operating Revenues	1,873	1,855	1,802	1.0%	3.9%
Other Operating Expenses	(7,926)	(6,016)	(8,175)	-31.7%	3.0%
Operating Profit	43,775	34,576	20,754	26.6%	110.9%
Non-Operating Results	(2)	(126)	(31)	98.4%	93.5%
Revenues	-	-	-	n.m	n.m
Expenses	(2)	(126)	(31)	98.4%	93.5%
Income Before Taxes	43,773	34,450	20,723	27.1%	111.2%
Income tax and Social Contribution Provision	(16,249)	(7,003)	(6,709)	-132.0%	-142.2%
Deferred Income Taxes	(896)	(4,984)	(765)	82.0%	-17.1%
Net Income (loss)	26,628	22,463	13,249	18.5%	101.0%
Number of Shares Excluding Treasury (in '000)**	14,777	15,691	15,682	-5.8%	-5.8%
EPS (R$)	1.80199	1.43157	0.84485	25.9%	113.3%
* n.m. not measured.
** Due to the reversal split realized on November 17, 2007, shares excluding treasury was divided by 20 for comparison among periods.

Balance Sheet (R$ Thousand)

Assets	09/30/2008	06/30/2008	09/30/2007

Total Assets	906,666	854,735	574,162
Current Assets	507,141	479,036	283,862
Cash and equivalents	352,739	341,434	139,309
Credits (Clients)	104,267	99,349	96,503
Deferred and Recoverable Taxes	35,708	25,888	36,437
Prepaid expenses	4,051	3,776	3,132
Others assets	10,376	8,589	8,481
Non-current Assets	399,525	375,699	290,300
Long-term Assets	67,907	58,704	46,439
Deferred and Recoverable Taxes	22,996	20,670	19,073
Judicial deposits	30,935	25,412	14,961
Credits Receivable	12,751	11,583	11,552
Others assets	1,225	1,039	853
Fixed Assets	331,618	316,995	243,861
Plant, property and equipament	253,436	238,830	190,353
Intangible Assets	78,182	78,165	53,508

Liabilities	09/30/2008	06/30/2008	09/30/2007

Total Liabilities	906,666	854,735	574,135
Current Liabilities	294,704	254,180	239,462
Short-term loans & financing	682	690	-
Suppliers	53,692	50,432	48,753
Taxes payable	47,182	30,915	30,891
Dividends payable	1,454	1,457	811
Wages and benefits	190,676	169,495	158,131
Others	1,018	1,191	876
Non-current Liabilities	290,430	266,715	50,036
Long-term Liabilities	290,430	266,715	50,063
Long-term loans & financing	212,191	212,062	-
Provisions	58,677	52,586	47,400
Others	19,562	2,067	2,663
Shareholders' Equity	321,532	333,840	284,637
Capital Stock	223,873	223,873	223,873
Capital reserves	-	9,254	-
Revenue reserves	27,471	57,153	25,365
Accrued Income	70,188	43,560	35,399

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.